SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 April 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Update dated 11 April 2008
99.2	Holding(s) in Company dated 23 April 2008

99.1

InterContinental Hotels Group PLC
Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 5 April 2007.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 5 April 2007 to 11 April 2008. Copies of these announcements can be viewed at www.londonstockexchange.com under code IHG.

Date	Regulatory Headline	Detail
05-Apr-07	Annual Information Update	Annual Information Update 7 April 2006 to 5 April 2007
20-Apr-07	2006 Annual Report on Form 20-F	Year ended 31 December 2006; filling with SEC of Form 20-F
27-Apr-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
01-May-07	Holding(s) in Company	Ellerman Corporation Limited Notification of Holding in IHG PLC
04-May-07	Special Dividend and Share Consolidation	Special Dividend and Share Consolidation Circular
09-May-07	1st Quarter Results	First Quarter Results to 31 March 2007
09-May 07	Board Appointment	Forthcoming appointment of new Board member
14-May-07	Holding(s) in Company	Ellerman Corporation Limited Notification of Holding in IHG PLC
16-May-07	Transaction in Own Shares	IHG PLC Share buyback programme
24-May-07	Director/PDMR Shareholding	PDMR exercises of options and sale of shares
25-May-07	Transaction in Own Shares	IHG PLC Share buyback programme
31-May-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
31-May-07	Block Listing Return	6 monthly Block Listing Return
01-Jun-07	AGM Results	Results of IHG PLC AGM
01-Jun-07	EGM Results	Results of IHG PLC EGM
04-Jun-07	Holding(s) in Company	Holding of voting rights by Chairman as discretionary proxy holder
07-Jun-07	Holding(s) in Company	Ellerman Corporation Limited Notification of Holding in IHG PLC
11-Jun-07	Director/PDMR Shareholding	DRIP Share Purchase by Chairman
14-Jun-07	PDMR Resignation	Resignation of Chief Executive, Asia Pacific Region
15-Jun-07	Director/PDMR Shareholding	DRIP Share Purchase by Chairman
20-Jun-07	Block Listing Application	Block Listing Application for 2 million Ordinary Shares
26-Jun-07	Transaction in Own Shares	IHG PLC Share buyback programme
27-Jun-07	Transaction in Own Shares	IHG PLC Share buyback programme
28-Jun-07	Transaction in Own Shares	IHG PLC Share buyback programme
29-Jun-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
10-July-07	Senior Management Appointments	Appointment of Chief Executive, Asia Pacific Region & President, Europe, Middle East & Africa (EMEA)
10-July-07	Analyst and Investor Presentation	Analyst and Investor Presentation on IHG business in China
12-July-07	Sale of InterContinental Montreal	IHG sale of InterContinental Montreal
30-July-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
14-Aug-07	First Half Results to 30 June 2007	IHG Interim Results
21-Aug-07	Director/PDMR Shareholding	Award of shares under share plan to PDMR
24-Aug-07	Interim Report 2007	Submission of Interim Report to UK Listing Authority
24-Aug-07	Notice of 3rd Quarter 2007 Results	Announcement of 3rd Quarter Results on Tues 6 Nov 2007
31-Aug-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
05-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
06-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
07-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
10-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
13-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
14-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
17-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
18-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
24-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
25-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
28-Sept-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
28-Sept-07	Transaction in Own Shares	IHG PLC Share buyback programme
01-Oct-07	Director/PDMR Shareholding	PDMR purchase of ADRs
03-Oct-07	Transaction in Own Shares	IHG PLC Share buyback programme
04-Oct-07	Transaction in Own Shares	IHG PLC Share buyback programme
05-Oct-07	Transaction in Own Shares	IHG PLC Share buyback programme
08-Oct-07	Senior Management Appointment	Appointment of Chief Marketing Officer
08-Oct-07	Director/PDMR Shareholding	DRIP Share Purchase by Chairman
18-Oct-07	3 rd Quarter US RevPAR Growth	revPAR for the 9 month period to 31 September 2007
24-Oct-07	Worldwide Branch Re-launch of Holiday Inn	Holiday Inn re-launch
31-Oct-07	Holding(s) in Company	Legal & General Group PLC, Notification of Holding in IHG PLC
31-Oct-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
06-Nov-07	3rd Quarter Results	Third Quarter Results to 30 September 2007
06-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
07-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
08-Nov-07	Director/PDMR Shareholding	PDMR purchase of ADRs
08-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
09-Nov07	Transaction in Own Shares	IHG PLC Share buyback programme
12-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
13-Nov-07	Director/PDMR Shareholding	PDMR award of shares under share plan
13-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
14-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
15-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
16-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
19-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
20-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
21-Nov-07	Transaction in Own Shares	IHG PLC Share buyback programme
22-Nov-07	Board Appointment	Forthcoming appointment of new Board member
30-Nov-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
14-Dec-07	Director/PDMR Shareholding	PDMR release of shares under share plan
17-Dec-07	Transaction in Own Shares	IHG PLC Share buyback programme
18-Dec-07	Transaction in Own Shares	IHG PLC Share buyback programme
19 Dec-07	Director/PDMR Shareholding	PDMR purchase of shares
31-Dec-07	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
04-Jan-08	Block Listing Return	6 monthly Block Listing Return
15-Jan-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
21-Jan-08	Holding(s) in Company	Cedar Rock Capital Limited, Notification of Holding in IHG PLC
24-Jan-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
29-Jan-08	Holding(s) in Company	Morgan Stanley Investment Management Limited, Notification of Holding in IHG PLC
31-Jan-08	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
19-Feb-08	Full Year Results to 31 December 2007	Full Year Results to 31 December 2007
19-Feb-08	Board Changes	Forthcoming retirements from IHG Board
26-Feb-08	Director/PDMR Shareholding	Award of shares under share plan to PDMRs
26-Feb-08	Director/PDMR Shareholding	Transfer of shares under share plan to PDMRs
29-Feb-08	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
03-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
05-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
07-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
11-Mar-08	Director/PDMR Shareholding	Transfer of shares under share plan to PDMRs
11-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
13-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
14-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
17-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
18-Mar-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
18-Mar-08	Director/PDMR Shareholding	Transfer of shares under share plan to PDMRs
19-Mar-08	Annual Report and Accounts	IHG PLC Annual Report and Financial Statements 2007, Notice of Annual General Meeting 2008 and related documents available at UKLA Document Viewing
19-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
20-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
26-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
27-Mar-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
28-Mar-08	Filing of Form 20-F	Year ended 31 December 2007; filling with SEC of Form 20-F
31-Mar-08	Total Voting Rights	Transparency Directive Notification of IHG PLC Total Voting Rights
31-Mar-08	Transaction in Own Shares	IHG PLC Share buyback programme
02-Apr-08	Director/PDMR Shareholding	Transfer of shares under share plan to and sale of shares by PDMR
02-Apr-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
04-Apr-08	Share Repurchase Programme	Share Repurchase contract with Merrill Lynch International during period 7 April to 6 May 2008 in accordance with Chapter 12 of the Listing Rules
10-Apr-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC
10-Apr-08	Holding(s) in Company	Morgan Stanley (Institutional Securities Group and Global Wealth Management), Notification of Holding in IHG PLC

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 5 April 2007 to 11 April 2008. Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type	Description
05-Apr-07	88(2)R	Return of Allotment of Shares
05-Apr-07	88(2)R	Return of Allotment of Shares
14-Apr-07	88(2)R	Return of Allotment of Shares
14-Apr-07	88(2)R	Return of Allotment of Shares
21-Apr-07	88(2)R	Return of Allotment of Shares
21-Apr-07	88(2)R	Return of Allotment of Shares
24-Apr-07	169	Return by Company purchasing its own shares for cancellation
04-May-07	AA	Group of Companies Accounts Made up to 31/12/06
21-May-07	88(2)R	Return of Allotment of Shares
03-Jun-07	88(2)R	Return of Allotment of Shares
03-Jun-07	88(2)R	Return of Allotment of Shares
03-Jun-07	88(2)R	Return of Allotment of Shares
03-Jun-07	88(2)R	Return of Allotment of Shares
03-Jun-07	88(2)R	Return of Allotment of Shares
06-Jun-07	88(2)R	Return of Allotment of Shares
11-Jun-07	88(2)R	Return of Allotment of Shares
11-Jun-07	88(2)R	Return of Allotment of Shares
11-Jun-07	88(2)R	Return of Allotment of Shares
19-Jun-07	363s	Return Made up to 21/05/07; Full List Of Members
21-Jun-07	MEM/ARTS	Memorandum of Association/Articles of Association
21-Jun-07	RES 01	Special Resolutions passed at AGM and EGM
21-Jun-07	122	Notice of Consolidation of Share Capital
10-Jul-07	88(2)R	Return of Allotment of Shares
10-Jul-07	88(2)R	Return of Allotment of Shares
20-Jul-07	88(2)R	Return of Allotment of Shares
20-Jul-07	88(2)R	Return of Allotment of Shares
20-Jul-07	88(2)R	Return of Allotment of Shares
20-Jul-07	88(2)R	Return of Allotment of Shares
24-Jul-07	88(2)R	Return of Allotment of Shares
08-Aug-07	169	Return by Company purchasing its own shares for cancellation
14-Aug-07	88(2)R	Return of Allotment of Shares
18-Aug-07	88(2)R	Return of Allotment of Shares
13-Sep-07	88(2)R	Return of Allotment of Shares
30-Sep-07	288b	Director Resigned
24-Oct-07	88(2)R	Return of Allotment of Shares
28-Nov-07	88(2)R	Return of Allotment of Shares
11-Dec-07	169	Return by Company purchasing its own shares for cancellation
11-Dec-07	88(2)R	Return of Allotment of Shares
12-Dec-07	288a	New Director Appointed
19-Dec-07	169	Return by Company purchasing its own shares for cancellation
31-Dec-07	288c	Directors Particulars Changed
08-Jan-07	88(2)R	Return of Allotment of Shares
10-Jan-07	88(2)R	Return of Allotment of Shares
11-Jan-07	88(2)R	Return of Allotment of Shares
15-Jan-08	169	Return by Company purchasing its own shares for cancellation
15-Jan-08	88(2)R	Return of Allotment of Shares
23-Jan-08	88(2)R	Return of Allotment of Shares
30-Jan-08	88(2)R	Return of Allotment of Shares
29-Feb-08	88(2)R	Return of Allotment of Shares
29-Feb-08	88(2)R	Return of Allotment of Shares
29-Feb-08	88(2)R	Return of Allotment of Shares
29-Feb-08	88(2)R	Return of Allotment of Shares
28-Mar-08	88(2)	Return of Allotment of Shares

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 6 April 2007 to 11 April 2008.

Date	Documents
4-May-07	Shareholder Circular and Notice of Extraordinary General Meeting, Form of Proxy and Form of Instruction for Special Dividend and Share Consolidation June 2007
24-Aug-07	Interim Report 2007
19-Mar-08	Annual Report and Financial Statements 2007 and Annual Review and Summary Financial Statement 2007, Notice of AGM 2008, Form of Proxy and Form of Instruction

4. Documents filed with the Securities and Exchange Commission

As the Company’s shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission during the period 6 April 2007 to 11 April 2008. Full details of these filings can be viewed at www.sec.gov under code IHG.

Copies of all the documents listed above are available on request from the Company’s registered office at 67 Alma Road, Windsor, Berks, SL4 3HD.

Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information. The information is not necessarily up to date as at the date of this Information Update and the Company does not undertake any obligation to update any such information in the future.

Catherine Springett

Head of Secretariat

11 April 2008

99.2

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: Yes

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18 April 2008

6. Date on which issuer notified:

23 April 2008

7. Threshold(s) that is/are crossed or reached:

to below 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	3,871,945	3,871,945

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	1,954,373	1,954,373		0.66%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically settled long call option	18.04.08		1,359,544	0.46%
Physically settled long call option	16.05.08		6,356,400	2.17%

Total (A+B)

Number of voting rights	% of voting rights
9,670,317	3.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	7,224,428	2.46%
Morgan Stanley & Co Incorporated	718	0.00%
Bank Morgan Stanley AG	93,415	0.03%
Morgan Stanley & Co International Plc	2,351,756	0.80%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 293,137,694

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 April, 2008